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06012709

File No. 179667


SEC MAIL
RECEIVED
PROCESSING
APR 18 2006
WASH. D.C.
213
SECTION

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

April 17, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's Press Release dated April 17, 2006. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

4/20

82-34954



PRESS RELEASE **April 17, 2006**

CONNACHER UPDATES FIRST QUARTER 2006 ACTIVITY

CALGARY, ALBERTA - Connacher Oil and Gas Limited is pleased to provide an operational update on its first quarter activities, including the Luke Energy Ltd. ("Luke") acquisition, the Montana Refining Company ("MRC") acquisition and activity and developments at its Great Divide oil sands project in northeast Alberta. The company is currently producing 3,575 boe/d, which consists of 71% natural gas production and 29% light and medium crude oil production.

Great Divide

At Great Divide Connacher drilled, logged and cored 20 wells in the first quarter 2006. Ten additional locations were prepared with surface casing set; however, weather and rig availability precluded drilling these additional locations this winter. The total number of core holes completed was considerably less than Connacher intended to drill, but it was a difficult and mild winter drilling season with a late start and an early finish for all operators in the oil sands area.

Approximately 51 square km of 3D seismic covering Pods 2, 4, 5 and extensions to Pod 1 were completed or were in the process of completion when work was suspended due to the recent arrival of caribou in the area. Seismic over regions proximate to Pod 1 will be completed after the caribou calving season is completed. This seismic will be critical for Pod 1 extension interpretation, although core holes drilled this winter already suggest that these extensions to Pod 1 do exist.

The process of interpretation and integration of 3D seismic and geology, including resource assessment, will continue throughout second quarter. Factors that will influence the time required to interpret each pod include reservoir heterogeneity or complexity, channel stratigraphy, lithology and architecture relative to original models and the desire to have tight integration of seismic data with geological data specific to each pod. These interpretations are critical to determine whether there will be sufficient quality, size and delineation to embark on SAGD development over and above Pod 1. Decisions in this regard are now more likely to occur after mid-year 2006 once the required technical assessments are completed.

Preliminary results at this time indicate that all but one core in Pod 4 have more than 15m of oilsands pay, and results at Pod 2 were considered very encouraging, based on reservoir quality and aerial extent. Pod Four is situated in the southeast corner of Connacher's main lease block and Pod 2 is located at the northeast corner. A new pod, Pod 5, located centrally on Connacher's lands, may be smaller overall than what would be required for independent development at this time. However, some form of satellite development might be possible given its proximity to Pod 1. The company is sufficiently encouraged with the results at all five pods which have been identified to date to be planning a substantial core hole and seismic program for the winter of 2007.

Connacher has responded to all final questions from the regulatory bodies which are responsible for reviewing the application to develop the Great Divide SAGD project at Pod 1. Connacher recently received a letter of concern from a First Nations group relative to its application; meetings have been held and the company is negotiating with this group to resolve the expressed concerns. Additionally, the company is developing a business solution with one of the owners of natural gas rights in the Great Divide area. Each of these sets of negotiations could be completed within a few weeks and will require final discussion with the Alberta Energy and Utility Board (EUB). These negotiations are holding up final approval of Great Divide Pod 1 at this time.

Regardless of these short-term delays, detailed engineering and design has progressed to the point where Connacher has ordered 90% of the equipment for the SAGD facility. Subject to the timing of regulatory approval, Connacher still anticipates plant startup to occur in early 2007.

Conventional Activity

At Marten Creek, Alberta, a Luke winter access property, 15 wells were drilled and 11 wells were cased in first quarter 2006. Ten wells were tested and eight were tied in to existing infrastructure and are on production. The other wells will require new infrastructure and will be 2007 projects. The new producing wells will be optimized over the course of the second quarter 2006. As a result of the success of the Marten Creek drilling, several new areas in the region will be pursued for additional exploitation and development in 2007.

Connacher is continuing to integrate the former Luke assets and experienced personnel into its operating strategy. The company is planning to drill new wells on a former Luke property at Three Hills, Alberta which will be followed by a 3D seismic-based drilling program in S.W. Saskatchewan. A total of eight locations are planned and subject to rig availability, the program is targeted for completion by the end of the second quarter 2006.

Montana Refining Company, Inc.

As previously announced on March 31, 2006, Montana Refining Company, Inc., Connacher's wholly-owned subsidiary, closed the acquisition of refining and related assets in Great Falls, Montana. The refinery processes 8,300 barrels of crude oil on a daily basis. This acquisition is considered integral to Connacher's downstream oil sands strategy. As well, it is anticipated the refinery will function as a profitable business unit in its own right. The refinery is currently on a scheduled turnaround, which is on track to be completed in early May 2006, when all units will be fully operational. The integration of this new business unit and the turnaround has proceeded very favorably, largely as a result of the strong involvement of the competent and enthusiastic Montana-based refinery personnel who remained with the operation.

Integration and expansion of the systems and personnel will continue throughout second quarter. Based on preliminary indications, demand for products and the prices anticipated to be received for gasolines, diesels and asphalts will be very strong during the upcoming summer months in 2006. With the turnaround completed by then, MRC should be operating in this peak season with a "well tuned" refinery capable of running at or near full capacity.

Connacher Oil and Gas Limited is a public Canadian crude oil and natural gas company with 191,490,659 common shares currently issued and outstanding. Its principal asset is a 100 percent interest in 110 sections (70,400 acres) of leases at its Great Divide oil sands project in northeastern Alberta. Connacher also holds conventional producing properties and reserves in the Provinces of Alberta and Saskatchewan, an 8,300 bbl/d refinery in Montana, U.S.A. and owns a 31 percent equity stake in Petrolifera Petroleum Limited (PDP - TSX), which recently announced a number of significant crude oil discoveries on its Puesto Morales/Rinconada concession located in the Neuquen Basin, Argentina.

Connacher's annual and special meeting of shareholders is scheduled to be held at 3 pm on Thursday, May 11, 2006 in the Eau Claire Room of the Westin Hotel, 320 - 4th Avenue SW, Calgary. The company anticipates releasing its first quarter results at that also.

This press release contains forward-looking statements, including statements related to the anticipated financial performance of former Luke properties and of MRC. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with and complete the Great Divide project.

82-34954

Due to the risks, uncertainties and assumptions inherent in forward- looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements. For additional information relating to the risks and uncertainties facing Connacher, refer to Connacher's 2005 Annual Report and Annual information Form which are available on SEDAR at www.sedar.com. A barrel of oil equivalent (boe), derived by converting gas to oil in the ratio of six thousand cubic feet of gas to oil, and may be misleading, particularly if used in isolation. A boe conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, contact:

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com